UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-6841

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

(Title of plan and address of plan, if different from issuer)

SUNOCO, INC.

(Exact name of issuer of securities held pursuant to the plan)

PENNSYLVANIA	23-1743282
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1735 MARKET STREET, SUITE LL, PHILADELPHIA, PA 19103-7583

(Address of principal executive offices)

(Zip Code)

(215) 977-3000

(Registrant’s telephone number, including area code)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Sunoco, Inc. Capital Accumulation Plan

We have audited the accompanying statements of assets available for benefits of the Sunoco, Inc. Capital Accumulation Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Philadelphia, Pennsylvania
June 21, 2006

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2005 AND 2004

	2005	2004
Investment in Sunoco, Inc. Defined Contribution Master Trust II (Notes 1 and 2)	$1,125,215,783	$986,163,185
Participant loans (Note 1)	19,720,788	18,424,606

Assets available for benefits	$1,144,936,571	$1,004,587,791

See accompanying notes to financial statements.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions (deductions):

Employees’ contributions	$39,109,695	$34,365,600
Employers’ contributions	18,777,038	17,586,825

Transfers and rollovers (Note 1)	12,170,581	12,523,846
Interest income on participant loans	889,135	856,949
Increase in value of participation in Sunoco, Inc. Defined Contribution Master Trust II (Notes 1 and 3)	171,117,702	129,140,270
Benefits paid to participants	(101,217,413)	(85,767,755)
Administrative expenses (Note 2)	(497,958)	(326,753)

Net additions	140,348,780	108,378,982
Assets available for benefits, beginning of year	1,004,587,791	896,208,809

Assets available for benefits, end of year	$1,144,936,571	$1,004,587,791

See accompanying notes to financial statements.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	GENERAL DESCRIPTION

The Sunoco, Inc. Capital Accumulation Plan (Plan) is a combined profit-sharing and employee stock ownership plan. Effective January 1, 2005, the Plan provides eligibility for membership for certain employees of Sunoco, Inc. and its participating subsidiary companies (collectively, Sunoco) immediately upon hire. Prior to that date, such employees became eligible one year after hire and upon completion of at least 1,000 hours of service with Sunoco in a twelve-month period. Notwithstanding this acceleration in eligibility, a participant must still be employed at least one year and satisfy the initial 1,000 hour service requirement in a twelve-month period before he or she is entitled to receive employer contributions in his or her account (see below). An eligible employee can join the Plan at any time starting with the first payroll period which begins on or next following the day after he or she gives notice to the Plan Administrator. The ESOP Fund is an employee stock ownership plan, while the remaining funds form a profit-sharing plan.

The Plan provides an individual account for each participant. Amounts disbursed to participants or transferred among funds are based solely upon amounts contributed to each participant’s account adjusted to reflect any withdrawals and distributions, investment earnings attributable to such account balances, and appreciation or depreciation of the market value of the account balance.

Contributions:

In general, a participant may make Basic Contributions to the Plan of up to 5% in whole percentages of base pay on a pre-tax basis (Basic Pre-Tax Contributions) or on a post-tax basis (Basic Post-Tax Contributions). The participant also may elect to make additional contributions up to 45% of base pay provided, however, that Basic Pre-Tax or Basic Post-Tax Contributions are at least 5% of base pay. The additional contributions may be made either on a pre-tax basis (Additional Pre-Tax Contributions), post-tax basis (Additional Post-Tax Contributions) or any combination thereof. For certain participants, limitations imposed by the Internal Revenue Code of 1986, as amended (Code), as described below, restrict their ability to make Basic Pre-Tax Contributions or Additional Pre-Tax Contributions. However, such participants may make Basic Post-Tax Contributions and Additional Post-Tax Contributions such that the sum of their total and employer contributions do not exceed other limits imposed by the Plan or the Code.

When participants become eligible to receive employer contributions (see above), Sunoco contributes a full dollar for every dollar a participant contributes as Basic Contributions (Matching Employer Contributions).

Pre-tax contributions by each participant may not exceed an annual limit which is determined under Internal Revenue Service (IRS) regulations. Except as discussed below, this limit was $14,000 in 2005 and $13,000 in 2004. Participants who reach age 50 by the end of a given plan year are eligible to make pre-tax contributions commencing in that year up to a higher limit. This higher limit was $18,000 in 2005 and $16,000 in 2004.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The pre-tax contributions and combined Basic Post-Tax Contributions, Additional Post-Tax Contributions and Matching Employer Contributions of participants who come within the classification of “highly compensated employees” as defined in the Code, may not exceed certain technical limits under the Code. Generally, the allowable percentage of such contributions for the highly compensated employees is dependent upon the percentage of contributions made by all other employees. These limitations may have the effect of reducing the level of contributions initially selected by the highly compensated employees. In addition, the total employer and employee contributions which may be allocated to a participant’s account may be limited by Section 415 of the Code.

The Plan contains a special provision designed to permit the Plan to borrow money to purchase a significant number of shares of Sunoco, Inc. Common Stock. Such borrowing could only occur upon the action of the Board of Directors of Sunoco, Inc. If this should occur, the securities purchased with the proceeds of such a loan will not be allocated immediately to the accounts of Plan participants but will be held by the Plan in an unallocated suspense account. Securities will be released from the suspense account as the loan is repaid and will be allocated to participants’ accounts according to the ratio which the participant’s compensation bears to the compensation of all participants in the Plan. No participant contributions will be required or permitted in paying off the loan. Further, subject to applicable limitations imposed by Section 415 of the Code and limitations on allocations as set forth in the Plan, any securities which are allocated to participants’ accounts as a result of the repayment of the loan may, at the discretion of the Plan Administrator, be used to satisfy Sunoco’s obligation with respect to any Matching Employer Contributions. As of December 31, 2005, no borrowings had been approved.

A participant’s account is credited daily with units representing interests held in each of the funds described below except for the Self-Directed Brokerage Account (SDBA) Fund. A participant’s account balance is immediately 100% vested.

Investment Alternatives:

The Vanguard Fiduciary Trust Company is the Trustee for all investments. The participant has the option of investing in any one or more of ten core investment funds (the Equity Index Fund; the U.S. Extended Market Equity Index Fund; the Large-Cap Value Fund; the Large-Cap Growth Fund; the Small-Cap Fund; the International Equity Fund; the Diversified Investments Fund; the Bond Index Fund; the Capital Preservation Fund; and the Sunoco, Inc. Common Stock Fund) (collectively, the Core Funds) and the Self-Directed Brokerage Account (SDBA) Fund. These eleven funds and the ESOP Fund are currently invested in corresponding funds with the same investment objectives in the Sunoco, Inc. Defined Contribution Master Trust II (Master Trust).

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The Master Trust also includes investments from other Sunoco tax-qualified defined contribution plans. Except for the SDBA Fund, each plan’s relative interest in the individual funds of the Master Trust and the related income and administrative expense is determined on a basis proportionate to each plan’s past contributions adjusted to reflect distributions, transfers and prior investment earnings to such funds.

The SDBA investments are held in separate accounts for each participant. If a participant wants to transfer an amount to the SDBA Fund, at a minimum, 10% of his or her account balance must remain invested in the Core Funds. Actual income, losses and investment expenses associated with SDBA investments are recorded directly in the respective participants’ accounts.

The following table sets forth each fund’s respective share of the total net assets of the corresponding Master Trust fund at December 31, 2005 and 2004:

	2005	2004
Equity Index Fund	84.8205%	84.3519%
U.S. Extended Market Equity Index Fund	91.6423%	91.8733%
Large-Cap Value Fund	83.8224%	82.4205%
Large-Cap Growth Fund	60.3093%	54.7337%
Small-Cap Fund	85.0554%	87.7785%
International Equity Fund	95.3878%	95.5804%
Diversified Investments Fund	86.6705%	86.8403%
Bond Index Fund	84.7519%	77.6254%
Capital Preservation Fund	88.3088%	88.7072%
Sunoco, Inc. Common Stock Fund	100.0000%	100.0000%
ESOP Fund	100.0000%	100.0000%
SDBA Fund	100.0000%	100.0000%

Set forth below is a brief description of these funds:

Equity Index Fund - a fund to be invested by investment managers in a broadly diversified portfolio of common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations. The Equity Index Fund of the Master Trust is currently invested in a fund managed by The Vanguard Group which is designed to approximate the performance of the Standard & Poor’s 500 Composite Stock Index.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

U.S. Extended Market Equity Index Fund - a fund to be invested by investment managers in a portfolio of common stocks, other types of equity investments and/or an index fund of primarily small-to-medium-sized United States companies diversified across a broad range of industry sectors. The U.S. Extended Market Equity Index Fund of the Master Trust is currently invested in a fund managed by The Vanguard Group which is designed to approximate the performance of the Wilshire 4500 Completion Index.

Large-Cap Value Fund - a fund to be invested by investment managers in a broadly diversified portfolio of temporarily undervalued common stocks of primarily large, established well-known United States corporations. The Large-Cap Value Fund of the Master Trust is currently invested in a stock fund actively managed by Dodge & Cox.

Large-Cap Growth Fund - a fund to be invested by investment managers in a portfolio of stocks of primarily large, high-quality United States companies that have superior growth potential. The Large-Cap Growth Fund of the Master Trust is currently invested in a stock fund actively managed by Wells Fargo Funds Management, LLC.

Small-Cap Fund - a fund to be invested by investment managers in a portfolio of stocks of primarily small-to-medium-sized United States companies that are undervalued or offer superior earnings growth. The Small-Cap Fund of the Master Trust is currently invested in a stock fund actively managed by T. Rowe Price Associates, Inc.

International Equity Fund - a fund to be invested by investment managers in a diversified portfolio of common stocks, other types of equity investments and/or an index fund of companies based outside the United States. This fund is subject to foreign currency exchange rate risk and “single country” investment risk. The International Equity Fund of the Master Trust is currently invested in a portfolio actively managed by the Capital Guardian Trust Company.

Diversified Investments Fund - a fund to be invested by investment managers in a combination of equity investments (diversified common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations) and fixed income securities, including U.S. Treasury bonds and money market instruments. The allocation of assets between equity and fixed income securities, which may range from 0-100%, varies over time and is determined by the investment manager. The Diversified Investments Fund of the Master Trust is currently invested in an asset allocation fund actively managed by The Vanguard Group.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Bond Index Fund - a fund to be invested by investment managers in a broadly diversified portfolio of U.S. government-backed and agency obligations and fixed income securities of corporations that are rated “investment grade”. The Bond Index Fund of the Master Trust is currently invested in a bond fund managed by The Vanguard Group which is designed to track the performance of the Lehman Brothers Aggregate Bond Index.

Capital Preservation Fund - a fund to be invested in: (1) contracts with insurance companies or other financial institutions backed by the types of obligations described in (3) and (4) below (synthetic investment contracts); (2) contracts with insurance companies or other financial institutions where the repayment of principal and payment of interest at a fixed or variable rate for a fixed period of time are backed by the financial strength of such financial institutions (traditional investment contracts); (3) U.S. government-backed and agency obligations; or (4) fixed income securities of corporations primarily rated “investment grade” and high-quality asset-backed securities primarily rated “AAA”. The Capital Preservation Fund of the Master Trust is currently actively managed by Standish Mellon Asset Management Company LLC.

Sunoco, Inc. Common Stock Fund - a fund to be invested principally in Sunoco, Inc. Common Stock. Cash contributions directed for investment in the Sunoco, Inc. Common Stock Fund are used by the Trustee to purchase Sunoco, Inc. Common Stock on securities exchanges, from Sunoco, Inc., or from any other bona fide offeror of such Sunoco, Inc. Common Stock, at the lowest price obtainable at the time. The Sunoco, Inc. Common Stock Fund of the Master Trust is managed by State Street Global Advisors.

ESOP Fund - a fund to be invested principally in Sunoco, Inc. Common Stock, which constitutes an employee stock ownership plan under Section 4975(e)(7) of the Code. No contributions are invested directly in the ESOP Fund. The ESOP Fund of the Master Trust is managed by State Street Global Advisors.

SDBA Fund - a fund to be invested by the participant in a wide range of investment choices including common stocks listed on major U.S. exchanges, over-the-counter stocks, bonds and eligible mutual funds. The fund may not be invested in: Sunoco, Inc. securities; the Core Funds; investments that would cause unrelated business taxable income; real estate and real estate investment trusts; tax-exempt securities; derivatives; or foreign securities not traded domestically. Investments are currently made as directed by the participant and are purchased through Vanguard’s Brokerage Option account.

Each of the above funds may invest in short-term investments for the purpose of administering the funds, including satisfying the transfer and withdrawal requests of participants.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The following table details the above funds’ investments in the net assets of the corresponding Master Trust funds at December 31, 2005 and 2004:

	2005	2004
Equity Index Fund	$178,901,864	$193,655,255
U.S. Extended Market Equity Index Fund	61,300,148	55,838,014
Large-Cap Value Fund	67,020,779	43,521,710
Large-Cap Growth Fund	4,682,568	3,799,653
Small-Cap Fund	22,758,746	18,667,082
International Equity Fund	36,604,714	29,394,848
Diversified Investments Fund	107,670,147	110,667,453
Bond Index Fund	22,260,457	18,151,189
Capital Preservation Fund	350,711,957	345,737,260
Sunoco, Inc. Common Stock Fund	160,259,832	82,794,871
ESOP Fund	86,725,959	56,881,236
SDBA Fund	26,318,612	27,054,614

Investment in Sunoco, Inc. Defined Contribution Master Trust II	$1,125,215,783	$986,163,185

At December 31, 2005 and 2004, the Capital Preservation Fund of the Master Trust is principally invested in both synthetic and traditional investment contracts.

The synthetic investment contracts are composed of underlying assets and “wrappers”, which are contracts that enable withdrawals to be made at contract (book) value, rather than at the market value of the underlying assets. The contracts have underlying assets invested either directly or through collective trust funds in government agency-backed mortgage obligations, government and corporate bonds and other asset-backed securities. The contracts are presented below in two separate portfolios based upon the investment strategy for the underlying assets. The assets in the “Buy and Hold Portfolios” are expected to be held until maturity, while the assets in the “Managed Portfolios” are actively managed to reflect changing market conditions. Contract crediting rates for managed-portfolio contracts are reset at least quarterly, as specified in the respective contracts.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The following table details for each synthetic investment contract respective interest crediting rates and percentage of the net assets of the Capital Preservation Fund of the Master Trust at December 31, 2005 and 2004:

Financial Institutions Providing Wrapper	Average Interest Crediting Rate		% of Master Trust Capital Preservation Fund Net Assets at 12/31
	2005	2004	2005		2004
Buy and Hold Portfolios:
IXIS North America	4.01%	3.71%	5		6
Monumental Life Insurance Company	3.98%	3.99%	8		8
Rabobank Nederland	4.49%	4.67%	8		9
State Street Bank	5.03%	—	4		—
Managed Portfolios:
AIG Financial Products	5.40%	4.60%	18		17
Bank of America	5.41%	4.60%	18		17
Monumental Life Insurance Company	5.38%	4.55%	23		23

			84	%*	80	%*

*	The other 16% and 20% of net assets of the Capital Preservation Fund of the Master Trust at December 31, 2005 and 2004, respectively, are invested in traditional investment contracts (11% and 16% at December 31, 2005 and 2004, respectively) and in short-term investment and stable-value collective trust funds actively managed by The Vanguard Group and Goode Investment Management, Inc. (5% and 4% at December 31, 2005 and 2004, respectively). The stable-value collective trust fund is comprised of investments similar to others found in the Capital Preservation Fund.

Over time, the contracts will earn the rate of return of the underlying assets.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Identified below are the insurance companies and other financial institutions that have entered into traditional investment contracts as of December 31, 2005 and 2004 with the Master Trust to pay interest on funds invested in them:

Financial Institution	Effective Annual Interest Rate (Net of Expenses)	% of Master Trust Capital Preservation Fund Net Assets at 12/31		Last Maturity Date
		2005	2004
Canada Life Assurance Company	5.70%	2	2	11/15/07
GE Capital Assurance Company	6.12%	2	3	11/15/06
Hartford Life Insurance Company	5.89%	—	1	11/15/05
Hartford Life Insurance Company	7.13%	—	1	12/15/05
Jackson National Life Insurance Company	4.96%	3	3	04/11/06
New York Life Insurance Company	3.55%	2	2	10/15/07
Security Life of Denver Insurance Company	4.30%	1	1	08/15/06
Security Life of Denver Insurance Company	2.75%	1	2	09/15/08
United of Omaha Life Insurance Company	5.00%	—	1	10/15/05

		11%	16%

The Plan’s relative interest in the traditional investment contracts with insurance companies or other financial institutions described above represents the maximum potential credit losses from concentrations of credit risk in the Capital Preservation Fund in accordance with the provisions of Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS No. 107). SFAS No. 107 requires that such potential credit losses be determined assuming (1) complete nonperformance by the counterparties to the transactions and (2) any related collateral has no value. There is no collateral associated with the traditional investment contracts in the Capital Preservation Fund. Plan management believes that future credit losses of the Plan’s investment in the Capital Preservation Fund of the Master Trust, if any, would not be material in relation to the Capital Preservation Fund’s net assets available for benefits at December 31, 2005. There are no other significant concentrations of credit risk in other Plan assets.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The average aggregate interest crediting rates at December 31, 2005 and 2004 for all synthetic and traditional investment contracts were 5.03% and 4.55%, respectively. The average aggregate yields for the years ended December 31, 2005 and 2004 for all of the investments in the Capital Preservation Fund of the Master Trust were 4.99% and 4.46%, respectively.

Employers’ Contributions:

Employer contributions are invested in each of the funds in the same proportion as the participant’s contributions are invested in such funds.

Investment Earnings Reinvestment/Distribution:

Earnings from dividends and interest in all funds (except the ESOP Fund and the SDBA Fund) are retained by the Trustee and reinvested in the same fund. A participant who has funds in the ESOP Fund may elect to receive a payment equal to the dividends due on all Sunoco, Inc. Common Stock attributable to his or her account in the ESOP Fund (dividend equivalents) if they exceed $10. Dividends on Sunoco, Inc. Common Stock in the ESOP Fund for which a participant has not elected to receive a dividend equivalent distribution, or which are not eligible for payment, are credited to his or her account in the ESOP Fund and are reinvested in Sunoco, Inc. Common Stock by the Trustee. Earnings from dividends and interest in the SDBA Fund may, at the participant’s election, be reinvested either in eligible securities or short-term investments that are credited directly to the participant’s account.

Rollovers, Withdrawals and Transfers:

Certain employees of Sunoco may roll over the taxable portion of a distribution from a tax-qualified plan of a previous employer into the Plan, provided certain conditions imposed by the Plan Administrator are met. Such transfers are separately reflected in the statements of changes in assets available for benefits.

Employees who terminate employment and elect to defer the distribution of their Plan account may also directly roll over the taxable portion of distributions from other Sunoco tax-qualified plans into the Plan.

Upon retirement or other termination of employment, the balances credited to a participant’s account will be held in the Plan until the participant reaches age 70 1/2, unless the participant elects an earlier distribution. However, if the participant is still employed at age 70 1/2, the balances will be distributed at retirement. Alternatively, a participant who terminates service may request that the account balance be transferred directly to an individual retirement account or annuity or a defined contribution plan maintained by a successor employer. Retirees or terminated vested persons, regardless of age, may elect to take periodic distributions either through withdrawals every six months in varying amounts or in substantially equal payments every six months over the participant’s remaining life expectancy.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

A participant, during employment, may withdraw up to 100% of Matching Employer Contributions, including any earnings thereon, and his ESOP sub-account under the ESOP Fund, if any, provided that such contributions have been in the Plan for two years. In addition, a participant may withdraw up to 100% of Additional Post-Tax Contributions including any earnings thereon. Withdrawals are permitted once every six months.

Withdrawals from the Equity Index Fund, U.S. Extended Market Equity Index Fund, Large-Cap Value Fund, Large-Cap Growth Fund, Small-Cap Fund, International Equity Fund, Diversified Investments Fund, Bond Index Fund and Capital Preservation Fund may be made in cash as a lump sum or through periodic payments. Withdrawals from the Sunoco, Inc. Common Stock Fund and the ESOP Fund are made in the form of Sunoco, Inc. Common Stock or cash at the participant’s discretion. Withdrawals of Sunoco, Inc. Common Stock are valued at the closing market price on the day the notice of withdrawal has been processed by the Plan. Withdrawals from all investment funds, except the SDBA Fund, will be distributed from participants’ investment funds on a pro rata basis.

Account balances in the SDBA Fund cannot be withdrawn directly. Participants must first liquidate investments held in the SDBA Fund and transfer sufficient proceeds to the other investment funds from which the withdrawal or a loan to the participant (see below) can be made.

While actively employed, a participant generally is not entitled to withdraw Basic Pre-Tax Contributions, Basic Post-Tax Contributions or Additional Pre-Tax Contributions, including earnings thereon.

A participant may transfer investments among all funds (except the Loan Fund), subject generally to the following rules. A participant may elect to change the investment allocation percentage for any fund (except the Loan Fund) or elect to transfer a specified dollar amount from the Equity Index Fund, U.S. Extended Market Equity Index Fund, Large-Cap Value Fund, Large-Cap Growth Fund, Small-Cap Fund, International Equity Fund, Diversified Investments Fund, Bond Index Fund, Capital Preservation Fund and SDBA Fund or share equivalents from the Sunoco, Inc. Common Stock and ESOP Funds. Transfers or changes in fund allocation percentages may be made daily, subject to any limitations imposed by the funds.

Should total withdrawals or transfers from a fund cause the Trustee to liquidate securities, resulting in a gain or loss to the fund, such gain or loss will be allocated, pro rata, among the participants who made such withdrawals or transfers.

Notwithstanding the foregoing, benefit payments shall be made in accordance with the Code and IRS regulations and shall be made to a participant and/or his or her designated beneficiary not later than April 1 of the calendar year following the calendar year in which the participant attains 70 1/2 years of age or, if employed at age 70 1/2, at retirement.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Participant Loans:

The Plan Administrator has the authority, at his sole discretion, to direct the Trustee to lend a participant an amount not exceeding certain portions of the participant’s account balance in the Plan. Participants are eligible to borrow if they are on the active payroll of Sunoco and have a Plan account balance of at least $2,000. The minimum loan amount is $1,000, while the maximum loan amount is the lesser of (a) $50,000 adjusted downward by the highest outstanding loan balance in the past twelve months or (b) one-half the value of the participant’s account balance. Participants are permitted to borrow only once in a twelve-month period and to have no more than two loans outstanding at any time. Loan proceeds are withdrawn from each fund in which the participant has an account balance (except for the SDBA Fund) on a pro rata basis and are not taxable to the participant when received. Any loan which is not repaid according to its terms is in default and the outstanding loan balance (including accrued interest thereon) is treated as a distribution from the Plan. Loans may be prepaid in full but only after they have been outstanding for at least six months. Loans are reflected in the accompanying statements of assets available for benefits. As participant loans (including interest thereon) are repaid, amounts are transferred into the funds in the same proportion as the participant’s current contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Risk and Uncertainties:

The Plan invests in various investment securities, which are exposed to interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of assets available for benefits.

Investments:

The valuation of the Plan’s interests in collective trust funds or its relative interest in such funds held by the Master Trust is based on the closing market price on the last business day of the year of the assets held in the funds; the Plan’s relative interest in such funds is determined by the Trustee on a unit-method basis. The Plan’s relative interest in investments in both synthetic and traditional investment contracts with insurance companies or other financial institutions held by the Master Trust are stated at contract value.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contract value represents contributions made under the contract plus interest accrued at the contract rate less any withdrawals. Synthetic investment contracts earn interest at rates that are reset at least quarterly as specified in the respective contract while traditional investment contracts earn interest at fixed rates or variable rates that are reset at least quarterly. The Master Trust’s management believes that the contract value of all of its investment contracts approximates fair value. However, since there is no significant secondary market for these investments, contract value may not be indicative of amounts that could be realized in a current market exchange. The valuation of Sunoco, Inc. Common Stock is based on the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments held in the SDBA Fund are valued at their closing market prices on the last business day of the Plan year.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date; interest income is recorded as earned on an accrual basis. The net appreciation (depreciation) in the fair value of investments, which consists of realized gains (losses) and unrealized appreciation (depreciation), is reported as a component of the increase in value of participation in the Master Trust (Note 3).

Benefits Paid to Participants:

Benefits paid to participants, which include withdrawals and distributions, are recorded upon distribution.

Administrative Expenses:

All brokerage fees, taxes and other expenses related to the purchase and sale of securities in all funds are paid out of the respective assets of such funds. All other costs and expenses (other than the cost of services provided by Sunoco employees which are paid by Sunoco) incurred in administering the Plan are generally charged, pro rata, to each of the respective funds (except the SDBA Fund). Participants with investments in the SDBA Fund are charged a separate administrative fee which is deducted from their Core Fund investments.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	SUPPLEMENTAL INFORMATION

The increase in value of participation in the Master Trust for the years ended December 31, 2005 and 2004 was composed of the following:

	2005	2004
Net appreciation (depreciation) in fair value of investments:
Equity Index Fund	$5,093,887	$15,781,164
U.S. Extended Market Equity Index Fund	5,050,930	8,054,492
Large-Cap Value Fund	3,136,958	4,279,837
Large-Cap Growth Fund	230,345	108,785
Small-Cap Fund	651,632	1,698,958
International Equity Fund	6,125,362	3,752,120
Diversified Investments Fund	3,290,365	8,964,632
Bond Index Fund	(440,112)	(72,816)
Sunoco, Inc. Common Stock and ESOP Funds	120,046,655	58,796,946
SDBA Fund	(550,021)	1,632,879

	142,636,001	102,996,997
Dividend income on Sunoco, Inc. Common Stock	2,413,268	2,202,161
Dividend income from other Core Funds	10,595,197	9,537,904
Interest income from Core Funds	15,473,236	14,403,208

	$171,117,702	$129,140,270

4.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

SUNOCO, INC.

CAPITAL ACCUMULATION PLAN

PN 002

EIN 23-1743282

FORM 5500 SCHEDULE H, Line 4i:

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Participant Loans	Interest rates ranging from 4.00% to 10.50%	$19,720,788

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following document is filed as part of this report:

3. Exhibits:

23.1-	Consent of Independent Registered Public Accounting Firm for the Sunoco, Inc. Capital Accumulation Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNOCO, INC. (Registrant)

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

BY	/s/ Joseph P. Krott
Joseph P. Krott
Comptroller, Sunoco, Inc.
(Principal Accounting Officer)

DATE June 21, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm for the Sunoco, Inc. Capital Accumulation Plan.